Change in Ownership of the Largest Shareholder

POSCO (the “Company”), hereby informs you of the change in the Company’s outstanding number of common shares held by Korean National Pension Service, the largest shareholder of the Company.

Based on the public disclosure of Korean National Pension Service dated January 5, 2016, Korean National Pension Service held 7,376,962 shares (8.46%) of common shares of POSCO on November 24, 2015.